SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe, 17th Floor

Houston, Texas 77056

VIA EDGAR TRANSMISSION

April 8, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: Karl Hiller, Branch Chief, Office of Natural Resources

Re:	Schlumberger N.V. (Schlumberger Limited)
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed January 27, 2016
Comment Letter dated March 28, 2015
File No. 1-04601

Dear Mr. Hiller,

This letter sets forth the response of Schlumberger Limited (Schlumberger N.V.) (“Schlumberger” or the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 28, 2016 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) (File No. 1-04601). For your convenience, we have repeated the Staff’s comment in bold type face exactly as given in the Comment Letter and set forth our response below such comment.

Pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended, we are supplementally furnishing “Schedule 1” and “Schedule 2,” which contain information referred to in our responses to Comments 1, 2 and 4. We request that Schedules 1 and 2 be returned to us upon completion of your review, and that pending their return, they be afforded confidential treatment and not be made part of any public record nor be disclosed to any person, as each schedule contains confidential information, disclosure of which would cause the Company competitive harm. A pre-addressed and prepaid return UPS invoice and envelope is enclosed herewith for this purpose. If the Staff determines that any of the information in Schedules 1 or 2 is required to be retained in Staff files under the standards of Rules 418 and 12b-4, we will separately arrange for such material to be submitted with a confidential treatment request.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis, page 15

1.	“The discourse from your January 22, 2016 earnings call and various disclosures in your filing suggest that the risk/reward profile related to your SPM projects is substantially different from that of your base projects. We note that although you indicate there is financial alignment between you and your counterparties in these arrangements, as you share in the financial benefits of incremental production, you do not report volumes of production for each period presented or expected lifetime production for which you receive or expect to receive financial remuneration. Please address the following:

•	Quantify the amount of revenues and pre-tax operating income associated with your SPM activities for all periods presented so that we can better understand any disproportionate impact to your consolidated results;

United States Securities and Exchange Commission

Division of Corporate Finance

April 8, 2016

•	Describe the economic outlook of these SPM arrangements relative to the expected payback period of the related investments and the overall timeframe in which you expect to receive financial remuneration from production;

•	Refer to Item4-10(a)(24) of Regulation S-X and specify how you have met the threshold of reasonably certain in quantifying the expected lifetime production for which you will receive remuneration, if considered and describe your estimation process;

•	If there are significant amounts of SPM investments that are unevaluated as of each balance sheet date, please disclose the underlying amounts and your expectations in assessing whether the projects are viable.”

Response:

Pursuant to Rules 418 and 12b-4, we are supplementally furnishing Schedule 1, setting forth the revenues and pre-tax operating income associated with our SPM activities for the years ended December 31, 2015, 2014 and 2013.

As disclosed in our 2015 Form 10-K, our SPM commercial arrangements create alignment between Schlumberger and the asset holder and/or the operator whereby Schlumberger receives remuneration in line with its value creation. These arrangements are generally focused on developing and co-managing production in our customers’ mature oil and gas producing fields under long-term commercial agreements.

As of December 31, 2015, Schlumberger had 10 SPM projects, of which three accounted for approximately 90% of Schlumberger’s total investment in SPM projects. These three projects have initial commercial terms ranging from 15 to 20 years in duration, which is the timeframe over which Schlumberger expects to receive financial remuneration.

As these SPM arrangements are focused on developing production in our customers’ mature fields, we generally start to receive remuneration very quickly. In the case of each of the previously mentioned three most significant SPM projects, we began to receive remuneration within six months of our initial investment. It is worth noting that Schlumberger’s remuneration for each of these three SPM projects is on a fixed fee-per-barrel basis. From a payback period standpoint, we generally expect these arrangements to become cash flow positive (meaning the point at which the cumulative cash flows we will receive first exceed our cumulative investment in the project) within approximately five to seven years of entering into these arrangements. As discussed in the Critical Accounting Policies and Estimates section of our 2015 Form 10-K, our investments in SPM projects are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Schlumberger is highly selective in its consideration of SPM opportunities and has a very rigorous process to evaluate each SPM opportunity from both a technical and commercial perspective. This process includes leveraging our strong reservoir understanding and performing extensive technical and commercial due diligence prior to engaging in any new project.

Schlumberger has implemented very detailed and stringent operating practices for its SPM activities. In this regard, Schlumberger has adopted the Petroleum Resources Management System (“PRMS”), a common framework for reserves definition that was issued by the Society of Petroleum Engineers in conjunction with the World Petroleum Council, the American Association of Petroleum Geologists and the Society of Petroleum Evaluation Engineers. Schlumberger applies PRMS as the standard approach for determining recoverable volumes across all of its SPM projects.

These standards are applied prior to the commencement of an SPM project as well as at the end of each year in order to estimate the proved recoverable volumes for each project. The proved recoverable volumes are reviewed by the SPM Recoverable Volumes Coordinator and Chief Reservoir Engineer to ensure compliance with Schlumberger’s operating practices. The proved recoverable volumes are further reviewed and approved by the SPM Vice-President for Field Development. Based on this analysis and adherence to these policies and procedures, we are able to conclude that we have met the threshold of “reasonably certain” (as provided in Item 4-10(a)(24) of Regulation S-X) in quantifying the expected production for which we will receive remuneration.

United States Securities and Exchange Commission

Division of Corporate Finance

April 8, 2016

As previously noted, our SPM arrangements are generally focused on our customers’ mature oil and gas producing fields, for which production commenced prior to our initial investment. As a result, we do not have significant amounts of SPM investments related to unevaluated properties (i.e., investments where a determination has not been made as to the existence of proved reserves) as of December 31, 2015.

Results of Operations

Fourth Quarter 2015 Results – Product Groups and Geographic Areas, page 16

2.	“We note that revenues and pretax operating margin decreased significantly for each of your reportable segments during the fiscal year and quarter ended December 31, 2015 except that pretax operating margin of your Production Group increased for the quarter ended December 31, 2015. We note you identify the factors that primarily impacted, either positively or negatively, such performance but do not separately quantify such factors. For example, you note that “Pretax operating margin of 11.3% increased 24 bps sequentially despite lower activity and increasing pricing weakness in pressure pumping services. The decline in pressure pumping margin was largely offset by the combination of accretive margin contributions from Schlumberger Production Management projects in Latin America and higher net earnings from the OneSubsea joint venture.”

Given that you indicate multiple factors contributed to year over year changes, please quantify the impact of each factor to provide better insight into the changes in your results. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350 if you require further clarification or guidance.”

Response:

Although we disclosed the material drivers of period-over-period changes in our Production Group pretax operating margin in our 2015 Form 10-K, in future filings we will revise our MD&A in a manner similar to that indicated below, where we are able to quantify the individual factors that materially contribute to the identified fluctuations. The following revision is illustrative of the types of changes we will make in our future filings, using the reference cited in the Staff’s comment as an example (revisions are in bold and strikethrough):

“Pretax operating margin of 11.3% increased 24 bps sequentially despite lower activity and increasing pricing weakness in pressure pumping services. Pressure pumping pretax margins decreased approximately one percentage point. However, this one percentage point decrease was offset by improved ~~The decline in pressure pumping margin was largely offset by the combination of accretive~~ margins ~~contributions~~ from Schlumberger Production Management projects in Latin America combined with ~~and~~ higher net earnings from the OneSubsea joint venture.”

We believe that this type of disclosure will allow investors to discern the relative contributions of the factors cited.

General

3.	“In your letter to us dated May 17, 2013, you described contacts with Syria and Sudan. We note your disclosure on page 62 about 2014 and 2015 government settlements relating to the sale of products and services in Sudan. We note also your disclosure in the 2014 10-K that you completed the wind down of your operations in Sudan during the fourth quarter of 2014. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, we note that your website provides contact information for Syria in several places, and a recent article reported that in 2011 a South African employee was promoted to be your geomarket HR manager for Sudan and South Sudan, a position he still holds. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.”

United States Securities and Exchange Commission

Division of Corporate Finance

April 8, 2016

Response:

Since our May 17, 2013 letter to the Staff (the “2013 Response”), Schlumberger’s business operations in Syria and Sudan (the “Listed Countries”), which consisted solely of providing oilfield services, continued to decline and then ceased, as described below. As stated in the 2013 Response, we assess our operations and pursue sound business opportunities in hydrocarbon-producing countries around the world, provided that we do so lawfully and in a manner that is protective of our personnel, assets and overall financial condition. Consistent with this approach, the immaterial amount of business that we conducted in the Listed Countries and that was disclosed in the 2013 Response has ceased, and we now have no business operations in the Listed Countries.

Full-year 2015 revenues in Sudan constituted approximately 0.01% of Schlumberger’s 2015 worldwide consolidated revenues, while full-year 2015 revenues in Syria were zero. Moreover, Schlumberger’s total assets and total liabilities in each of the Listed Countries constituted less than 0.05% of Schlumberger’s worldwide consolidated assets and consolidated liabilities at December 31, 2015. Information as to assets and liabilities in the Listed Countries for the first quarter of 2016 is not yet available, although we can confirm that we will not record any revenue in either of the Listed Countries for such interim period. Additional details related to revenues, assets and liabilities for the Listed Countries for the periods set forth in Comment 3 since the 2013 Response are provided in response to Comment 4.

In 2014, we notified all of our clients in Sudan with whom we had active contracts that we would be ceasing operations in Sudan no later than the end of 2014. No contracts were extended and no new contracts were entered into subsequent to that notification. As the Staff notes in Comment 3, we disclosed in our 2014 Form 10-K that we had completed the wind-down of operations in Sudan. However, after we filed our 2014 Form 10-K, we determined that one of our segments provided services in Sudan in January 2015 under a contract that did not contain an early termination provision. This resulted in our recording a de minimis amount of revenue ($2 million) in January 2015 relating to such services. We ceased all services and operations in Sudan in January 2015.

Furthermore, we have not operated in, nor have we recorded any revenue from, Syria since 2012. Since the cessation of operations in Sudan, we have been engaged in attempts at collecting past due receivables, closing our facilities, releasing or transferring employees out of Sudan (including the employee referred to by the Staff in Comment 3), and exporting equipment and supplies from Sudan. Our residual transactions or dealings with the government of Sudan relate to our attempts to collect past due receivables and consist of payments of taxes and other typical governmental charges. At this time, there are no current or currently anticipated future operations in Syria or Sudan.

4.	“Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, we note that you are listed on the February 29, 2016 Municipal Fire and Police Retirement System of Iowa Sudan Prohibited Companies List. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.”

Response:

As we stated in the 2013 Response, we believe that the operations and associated risks that existed in each of the Listed Countries at that time were immaterial from both a quantitative and qualitative standpoint. We believe this continues to be the case based on our response above to Comment 3 and the following information.

United States Securities and Exchange Commission

Division of Corporate Finance

April 8, 2016

Pursuant to Rules 418 and 12b-4, we are supplementally furnishing Schedule 2 setting forth the amount, if any, of revenues, assets and liabilities associated with the Listed Countries for the last three fiscal years. As stated above in response to Comment 3, information as to assets and liabilities in the Listed Countries for the first quarter of 2016 is not yet available, although we confirm that we will not record any revenue in either of the Listed Countries for such interim period. The supplemental information demonstrates that our revenues, assets and liabilities from or with respect to each of the Listed Countries declined over the periods since the 2013 Response, and therefore continue not to be quantitatively material, either individually or collectively, to Schlumberger as a whole.

While we understand that certain of our non-U.S. affiliates are listed on the February 29, 2016 Municipal Fire and Police Retirement System of Iowa Sudan Prohibited Companies List, for the reasons stated in the 2013 Response, we continue to believe that, from a qualitative standpoint, the risk of reputational damage, and any resulting negative effect on Schlumberger’s share price, from our past operations in the Listed Countries is remote and insignificant. Moreover, as we stated above in response to Comment 3, Schlumberger ceased all operations in Sudan in January 2015, and we have not recorded any revenue or conducted any operations in Syria since 2012.

As stated above in response to Comment 3, since the cessation of operations in Sudan, Schlumberger has been engaged in closing its facilities, releasing or transferring employees, and exporting equipment and supplies from Sudan. We do not believe that Schlumberger’s limited contacts with the Listed Countries as described above are material to Schlumberger as a whole, nor do we believe they constitute a material investment risk for our security holders.

United States Securities and Exchange Commission

Division of Corporate Finance

April 8, 2016

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact Saul Laureles, Deputy General Counsel and Assistant Secretary of Schlumberger Limited, at (713) 375-3495 (slaureles@slb.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

SCHLUMBERGER LIMITED

By:	/s/ Saul R. Laureles
Name:	Saul R. Laureles
Title:	Deputy General Counsel
and Assistant Secretary

cc:	Alexander C. Juden
Secretary and General Counsel

Simon Ayat
Executive Vice President and Chief Financial Officer

Howard Guild
Chief Accounting Officer

Rich Shappard
PricewaterhouseCoopers LLP

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP